                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15-(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from      to

     Commission file number 333-37959

A.   Full title of the plan:

                       RCN SAVINGS & STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                RCN CORPORATION
                              105 Carnegie Center
                          Princeton, New Jersey 08540

RCN Corporation
RCN Savings & Stock Ownership Plan
Table of Contents
December 31, 2001 and 2000

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-37959) of RCN Corporation of our report dated May 31, 2002 relating to the financial statements of the RCN Savings & Stock Ownership Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

June 25, 2002

RCN SAVINGS & STOCK
OWNERSHIP PLAN
FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000
AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2001

RCN SAVINGS & STOCK OWNERSHIP PLAN
INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                         PAGE(S)

Report of Independent Accountants                                           1

Financial Statements:
  Statements of Net Assets Available for Benefits                           2
  Statements of Changes in Net Assets Available for Benefits                3
  Notes to Financial Statements                                            4-8

Supplemental Schedules:
  Schedule H Item 4(i)* - Schedule of Assets (Held at End of Year)          9

  Schedule H Item 4(j)* - Reportable Transactions                          10



* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit
  Plan) for the plan periods ended December 31, 2001, which items are incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of RCN Savings & Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 31, 2002

RCN SAVINGS & STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                         ASSETS                       2001             2000

Cash                                              $     69,457    $     416,868
Investments (see Note 3)                            30,720,463       22,815,289
Receivables:
 Employer contributions                                302,437          721,649
 Participant contributions                             622,532        1,637,184
 Dividends                                              24,646           25,350
                                                  ------------     ------------
Net assets available for benefits                 $ 31,739,535     $ 25,616,340
                                                  ============     ============






    The accompanying notes are an integral part of the financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                       2001            2000

Additions:
 Investment income:
  Net depreciation in fair value of investments    $ (9,368,389)   $(24,504,247)
  Interest and dividends                              1,597,570       2,036,394
 Contributions:
  Employer                                            4,944,973       3,603,074
  Participants                                       11,332,342      10,016,146
                                                   ------------    ------------
          Total additions                             8,506,496      (8,848,633)
                                                   ------------    ------------

 Deductions:
  Benefits paid to participants                       2,370,721       3,188,195
  Administrative expenses                                12,580           9,050
                                                   ------------    ------------
          Total deductions                            2,383,301       3,197,245
                                                   ------------    ------------
 Net increase (decrease)                              6,123,195     (12,045,878)
 Net assets available for benefits:
  Beginning of year                                  25,616,340      37,662,218
                                                   ------------    ------------
  End of year                                      $ 31,739,535    $ 25,616,340
                                                   ============    ============





    The accompanying notes are an integral part of the financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

   The following brief description of RCN Savings and Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL
   The Plan, established on October 1, 1997, is a defined contribution plan covering substantially all employees of RCN Corporation and its subsidiaries (the "Company") who have attained the age of eighteen and have one month of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   CONTRIBUTIONS
   Participants in the Plan may contribute between 1% and 15% of their annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, one common collective trust and a RCN Common Stock fund as investment options for participants. The Company contributes on behalf of each participant an amount not to exceed 100% of the first 3.5% of the participant's contribution. All Company contributions are used to purchase common stock of RCN. Contributions are subject to certain limitations.

   Participants may change salary deferral elections at each bi-weekly pay period. Participants may change investment elections on a daily basis, subject to limitations on RCN stock.

   PARTICIPANT'S ACCOUNT
   Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

   VESTING
   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on years of continuous service, as indicated in the following table:

                                            PERCENTAGE
         YEARS OF SERVICE                     VESTED
         Less than 2                             0%
         2 but less than 3                      25%
         3 but less than 4                      50%
         4 but less than 5                      75%
         5 or more                             100%

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

   PAYMENT OF BENEFITS
   On termination of service, benefits are payable in a lump sum at the election of the participant. However, the Plan administrator may require a lump-sum distribution of a terminated participant's account if the vested account balance is $5,000 or less.

   A participant may elect to have the lump-sum distribution paid in cash or RCN Corporation common stock. If a participant elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

   Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

   PARTICIPANT LOANS
   Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000, subject to a minimum of $1,000. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through bi-weekly payroll deductions.

   FORFEITED ACCOUNTS
   At December 31, 2001, forfeited nonvested accounts totaled $594,880. These accounts will be used to reduce future employer contributions. During 2001, employer contributions were reduced by $898 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The financial statements of the Plan are prepared under the accrual method of accounting.

   INVESTMENT VALUATION AND INCOME RECOGNITION
   The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company stock is valued at its quoted market price.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   INVESTMENTS IN COMMON COLLECTIVE TRUST
   The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

   The Trust Fund's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2001 and 2000 is $3,322,752 and $2,359,075, respectively.

   The average yield and crediting interest rates were approximately 5.7 and 6.1 percent, respectively, for the years ended December 31, 2001 and 2000.

   EXPENSES OF THE PLAN
   Trustee fees of the Plan are paid by the Company. Commission fees on the purchase and sale of RCN Common Stock are allocated to the participants on the number of shares traded within their accounts.

   BENEFIT PAYMENTS
   Benefits are recorded when paid.

   USE OF ESTIMATES
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES
   The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

   RECLASSIFICATIONS
   These financial statements reflect the reclassification of certain prior year investment amounts to conform to the current year presentation.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

3. INVESTMENTS

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                             DECEMBER 31
                                                                       -------------------------
                                                                          2001           2000
   Investments at fair value:
     Massachusetts Investors Growth Stock Fund, 139,366 shares         $1,796,429     $       --
     Merrill Lynch S&P 500 Index Fund, 114,955 shares                   1,618,561             --
     Merrill Lynch Fundamental Growth Fund, 138,399 shares              2,506,400             --
     Merrill Lynch Retirement Preservation Trust, 3,322,752 and
       2,359,075 shares, respectively                                   3,322,752      2,359,075
     Merrill Lynch Growth Fund, 122,077 shares                                 --      2,537,980
     Merrill Lynch Balanced Capital Fund, 93,778 and 72,034 shares,
       respectively                                                     2,506,695      2,187,684
     Merrill Lynch Basic Value Fund, 137,271 and 105,648 shares
       respectively                                                     4,019,283      3,467,370
     Van Kampen Emerging Growth Fund, 44,623 and 21,598 shares,
       respectively                                                     1,888,428      1,355,932
     RCN Common Stock*, 2,283,516 and 664,431 shares, respectively      6,690,701      4,193,886

   During 2001 and 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $(9,368,389) and $(24,504,247) as follows:

                                                          DECEMBER 31,
                                                 ------------------------------
                                                     2001              2000

   Common Collective Trust                       $      1,306      $      7,930
   Mutual Funds                                    (3,167,278)       (2,639,054)
   Common Stock*                                   (6,202,417)      (21,873,173)
                                                 ------------      ------------
                                                 $ (9,368,389)     $(24,504,247)
                                                 ============      ============

   * Participant and Nonparticipant directed

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

4. NONPARTICIPANT DIRECTED INVESTMENTS

   Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                              DECEMBER 31,
                                                      -----------------------------
                                                          2001             2000
   Net assets:
     Common Stock                                     $  3,975,108     $  3,383,516
                                                      ------------     ------------


                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                      -----------------------------
                                                          2001             2000
   Changes in net assets:
    Contributions                                      $ 4,944,973      $  3,603,074
    Net depreciation in fair value of investments       (4,165,811)      (11,750,556)
    Benefits paid to participants                         (184,151)          (14,101)
    Administrative fees                                     (3,419)             (162)
                                                       -----------      ------------
                                                       $   591,592      $ (8,161,745)
                                                       ===========      ============


5. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $12,580 for the year ended December 31, 2001.

   As described in Note 1, participants may choose to purchase common stock of RCN Corporation, the Plan Sponsor. During 2001, purchases of $6,220,553 were made, and proceeds of $629,180 were received from sales of RCN
   Corporation's common stock.

7. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company identified certain operational omissions with respect to the Plan and has submitted an application under the Standardized Voluntary Compliance Resolution (SVP) program to the IRS. The plan administrator and counsel for the Company expect that the final outcome of the SVP process will not have any material effect on the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES

RCN SAVINGS & STOCK OWNERSHIP PLAN
SCHEDULE H ITEM 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                        CURRENT
IDENTITY OF ISSUE                               INVESTMENT TYPE                          VALUE

*Merrill Lynch Retirement Preservation Trust    Common Collective Trust              $  3,322,752

*Merrill Lynch S&P Index 500 Fund               Registered Investment Company           1,618,561

*Merrill Lynch Fundamental Growth Fund          Registered Investment Company           2,506,400

*Merrill Lynch Balanced Capital Fund            Registered Investment Company           2,506,695

*Merrill Lynch Basic Value Fund                 Registered Investment Company           4,019,283

*Merrill Lynch Corporate Bond Fund              Registered Investment Company           1,096,860

Ivy International Fund                          Registered Investment Company             875,670

Dreyfus Premium Worldwide Growth Fund           Registered Investment Company             968,547

Van Kampen American Value Fund                  Registered Investment Company             873,665

Van Kampen Emerging Growth Fund                 Registered Investment Company           1,888,428

PIMCO High Yield Fund                           Registered Investment Company             316,686

Mass Investors Growth Stock Fund                Registered Investment Company           1,796,429

Alliance Quasar Fund                            Registered Investment Company             830,376

*RCN Common Stock                               Common Stock (1)                        6,690,701

*Participants' Notes                            Participants' loans with interest
                                                rates from 5.0% to 9.50%, with
                                                maturity dates from 2001 to 2030        1,409,410
                                                                                     ------------

                                                                                     $ 30,720,463
                                                                                     ============

* Party-in-interest

(1) The cost of the RCN Common Stock is $12,254,462

RCN SAVINGS & STOCK OWNERSHIP PLAN
SCHEDULE H ITEM 4(j)- REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                   NUMBER OF      PURCHASE      SELLING                    CURRENT         NET
IDENTITY OF PARTY   DESCRIPTION OF ASSET         TRANSACTIONS      PRICE         PRICE         COST         VALUE       GAIN (LOSS)

RCN Corporation*    Shares of RCN Common Stock        824       $ 6,220,553   $       --   $ 6,220,553   $ 6,220,553   $        --
                    Shares of RCN Common Stock       1,789               --      629,180     1,389,833       629,180      (760,653)


* Party-in-interest

                                   SIGNATURES


     Pursuant to the requirements of The Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


RCN SAVINGS & STOCK
OWNERSHIP PLAN




DATE: June 28, 2002                     By: /s/ John D. Filipowicz
                                            ----------------------------
                                            Chief Administrative Officer